From:	Wu, Christopher J. [cwu@proskauer.com]
Sent:	Thursday, August 16, 2012 3:21 AM
To:	Bartz, Edward P.
Cc:	Shilling, Monica J.
Subject:	ARCC—Amendment No. 2 to N-2
Attachments:	Redline—ARCC N-2.pdf

Hi Ed,

Ares Capital Corporation (ARCC) filed Amendment No. 2 to its shelf registration statement on Form N-2 this morning, August 16, 2012. As we've done in the past, attached to this email is a copy of Amendment No. 2 marked to show changes from ARCC's previous filing of Amendment No. 1 to the registration statement filed on July 19, 2012. As we have done before, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document. Please let us know if you have any questions. Thanks!

«Redline—ARCC N-2.pdf»

Christopher J. Wu
Associate

Proskauer
2049 Century Park East, Suite 3200
Los Angeles, CA 90067-3206
d 310.284.4558
f 310.557.2193
cwu@proskauer.com